

October 20, 2010

David Price
Chief Financial Officer
EDGAR Online, Inc.
50 Washington Street
Norwalk, Connecticut 06854

      Re: EDGAR Online, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed July 26, 2010, as revised September 27, 2010 and October 15, 2010
               File No. 001-32194

Dear Mr. Price:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director

cc: Justin W. Chairman
       Morgan, Lewis & Bockius LLP